U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant: Charles River Laboratories International, Inc.

2. Name of person relying on exemption:  JANA Partners LLC

3. Address of person relying on exemption: 767 Fifth Avenue, 8th Floor, New York, New York 10153

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

FOR IMMEDIATE RELEASE
For more information contact JANA Partners LLC at (212) 455-0900

JANA PARTNERS URGES ALL CHARLES RIVER SHAREHOLDERS TO VOTE AGAINST PROPOSED WUXI ACQUISITION

Special Meeting Scheduled to Take Place August 5th, 2010

New York, New York – July 29, 2010 – JANA Partners today urged all stockholders of Charles River Laboratories International, Inc. (NYSE:  CRL) to vote against the issuance of shares needed to complete the proposed acquisition of WuXi PharmaTech (Cayman) Inc. (NYSE:  WX), and against giving Charles River the right to adjourn next week’s special meeting.  JANA Partners noted that both ISS/RiskMetrics Group and Glass Lewis & Co. have recommended that Charles River stockholders vote against both proposals.

JANA is not soliciting proxies relating to the meeting and notes that stockholders should cast their vote “Against” the transaction directly on Charles River's proxy card.  Depending on how investors hold their shares, votes can be submitted by phone, Internet or by checking the "AGAINST" boxes on the proxy card received from Charles River and signing, dating and returning it to the company.  Investors with questions or needing assistance in voting should call Okapi Partners LLC, which is assisting JANA, toll free at 1-877-279-2311.

JANA has voiced its opposition to the proposed transaction based upon the following factors:
-	Unreasonable Price: The transaction price is excessive and relies on highly aggressive assumptions to value WuXi.
-
Highly Speculative Synergies & Questionable Strategic Benefits:  The proposed revenues synergies are highly speculative and run counter to established industry dynamics.  Charles River’s strategic rationale for joining preclinical and discovery services has also been met with widespread skepticism.

-	Poor Track Record: Charles River has a disappointing history in integrating past acquisitions and allocating capital.
-	Inadequate Returns: Even if the proposed transaction could generate the claimed benefits, the return on Charles River’s investment would still be inadequate.
-
More Promising Means to Create Value:  Share repurchases or strategic alternatives could both generate greater and more certain value given the strength of Charles River’s assets and an anticipated cyclical recovery in preclinical services.

JANA’s prior materials discussing these points in greater detail can be found here:

-	http://www.sec.gov/Archives/edgar/data/1100682/000090266410002849/p10-1393exhb.txt
-	http://www.sec.gov/Archives/edgar/data/1100682/000090266410002888/p10-1419exhibit_c.txt
-	http://www.sec.gov/Archives/edgar/data/1100682/000090266410003014/p10-1482exh_d.htm
-	http://www.sec.gov/Archives/edgar/data/1100682/000090266410003030/p10-1496px14a6g.htm
-	http://www.sec.gov/Archives/edgar/data/1100682/000090266410003037/p10-1513px14a6g.htm

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